FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For July 15, 2011

Commission File Number: 001-10306

The Royal Bank of Scotland Group plc

RBS, Gogarburn, PO Box 1000
Edinburgh EH12 1HQ

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X	Form 40-F ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):_________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):_________

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	___	No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

The following information was issued as a Company announcement in London, England and is furnished pursuant to General Instruction B to the General Instructions to Form 6-K:

15 July 2011

The Royal Bank of Scotland Group plc

Board Appointments

The Royal Bank of Scotland Group plc ("RBS") announces today that Alison Davis, Tony Di Iorio and Sheila Noakes have been appointed as Non-executive Directors of RBS.  Alison Davis and Sheila Noakes have been appointed with effect from 1 August 2011 and Tony Di Iorio has been appointed with effect from 1 September 2011.

On appointment, Alison Davis will become a member of the Group Remuneration Committee, Tony Di Iorio will become a member of the Group Audit Committee and Board Risk Committee,and Sheila Noakes will become a member of the Group Audit Committee.

The appointments follow RBS's recent announcements that Colin Buchan and John McFarlane will step down as Non-executive Directors, on 5 August 2011 and by 31 March 2012 respectively.

Commenting on the new Directors Philip Hampton, Chairman of RBS, said:

"I am very pleased that Alison, Tony and Sheila have agreed to join our Board. They bring with them a wealth of relevant and diverse experience in both the public and private sector, along with a strong global perspective.

On behalf of my fellow Board members I look forward to welcoming them to RBS and to working with them."

There are no other matters requiring disclosure under Listing Rule 9.6.13.

For further information contact:

Group Media Centre                                    +44 131 523 4205

Notes to Editors

Biographical Details

Alison Davis

Alison Davis is an experienced public and private company board director with a strong global perspective.

Alison has deep expertise in the financial services sector and currently serves on the boards of City National Bank, Unisys Corporation and several private companies.  She is a former director of First Data Corporation and previously chaired the Board of LECG Corporation. Alison has also chaired audit and compensation committees.

Alison spent her early career as a strategy consultant and advisor to Fortune 500 CEOs, boards and executive teams.  She started her career with McKinsey & Company working in New York and London, and moved on to become Senior Partner and Financial Institutions Group Leader with A.T. Kearney.  In 2000 she was appointed CFO of Barclays Global Investors (now BlackRock) and then in 2004 became Managing Partner of Belvedere Capital, a private equity firm focused on buy-outs in the financial services sector.

Alison currently chairs the Governing Board of Women's Initiative for Self Employment, the largest micro enterprise development organization in the US.  Alison holds an MA in Economics from Cambridge University and an MBA from Stanford University.

Tony Di Iorio

Tony Di Iorio has a broad background in financial services and investment banking.  During his career he has worked for a variety of financial institutions in different capacities, gaining experience in the business and regulatory environments of the UK, the US, Germany and Asia.

He began his professional career in the United States with the accountancy firm Peat Marwick (now KPMG) as a member of the financial services practice in their New York and Chicago offices.  Subsequently he worked for Goldman Sachs in New York, ultimately serving as Controller of the global firm.

Following this he became CFO of the Investment Bank of NationsBank (now Bank of America) in Charlotte, NC.  In 1995 he returned to New York to join PaineWebber, and in 1999 moved to London as Chairman and CEO of PaineWebber International.  Tony joined Deutsche Bank in Frankfurt in 2001 as Group Controller, after PaineWebber was acquired by UBS.

In 2006 he was appointed CFO and a member of the Management Board of Deutsche Bank, with responsibility for the Group Controller, Taxes, Investor and Rating Agency Relations, back office operations for investment banking, and Corporate Insurance.  After retiring in 2008 he served as a Senior Advisor to Ernst & Young working with that firm's financial services partners in the UK, Europe, the Middle East and Africa.

Tony holds a bachelors degree from Iona College and an MBA from the Columbia University Graduate School of Business.  He qualified as an accountant in the United States.

Sheila Noakes

Baroness Noakes is an experienced director on UK listed company boards, and also has extensive and varied political and public sector experience.

Sheila Noakes currently serves on the Boards of Severn Trent plc, where she is Chair of the Audit Committee and Carpetright plc, where she is Senior Independent Director and Chair of the Audit and Nominations Committees. She is also a Trustee of the Thomson Reuters Founders Share Company Ltd.   Previously she held non-executive roles on the Court of the Bank of England, and at Hanson, ICI, John Laing and SThree.

Sheila began her career with Peat Marwick Mitchell & Co (now KPMG) and was a partner from 1983 to 2000.  During her KPMG career she was seconded to the Treasury as an Accounting and Financial Adviser and as the Director of Finance for the National Health Service.  Within KPMG she headed the Firm's European and International Government Practices.  She was made a DBE in 1996 and in 2000 was appointed to the House of Lords.  She served on the Conservative front bench in various roles, including as the Shadow Treasury Minister between 2003 and May 2010.

She has also been a Non-executive Director of the English National Opera, the Inland Revenue's Management Board and other non-profit organisations.  Sheila holds an LLB from Bristol University and is a fellow of the Institute of Chartered Accountants of England and Wales, being its President in 1999/2000

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: 15 July 2011

THE ROYAL BANK OF SCOTLAND GROUP plc (Registrant)

By:	/s/ Jan Cargill

Name: Title:	Jan Cargill Deputy Secretary